NO ACT

DC
PE
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041718

Received SEC
MAR 06 2008
Washington, DC 20549

March 6, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2008

J. Anthony Terrell
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Re: Avista Corporation
Incoming letter dated January 3, 2008

Dear Mr. Terrell:

This is in response to your letters dated January 3, 2008 and February 15, 2008 concerning the shareholder proposal submitted to Avista by John Osborn, MD. We also have received a letter from the proponent dated February 6, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Enclosures

cc: John Osborn, MD
2421 W. Mission
Spokane, WA 99201

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 7070
fax +1 212 259 6333
jterrell@dl.com

DEWEY & LEBOEUF

January 3, 2008

BY FEDERAL EXPRESS

RECEIVED
2008 JAN -7 AM 9:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avista Corporation
File No. 1-3701
Shareholder Proposal of John Osborn, MD

Ladies and Gentlemen:

We are counsel to Avista Corporation, a Washington corporation ("Avista" or the "Company"). On November 20, 2007, Avista received a proposed shareholder resolution (together with preamble and supporting statement, the "Proposal") from John Osborn, MD, an individual shareholder residing in Spokane, Washington (the "Proponent"), for inclusion in the Company's proxy soliciting materials (the "2008 Proxy Statement") relating to the Company's Annual Meeting of Shareholders to be held May 8, 2008.

Avista is a public utility company that provides electric service in eastern Washington and northern Idaho and natural gas service in eastern Washington, northern Idaho and northeast and southwest Oregon. The Company's utility assets are located in the foregoing areas and in Montana. Avista's common stock is listed on the New York Stock Exchange. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

On behalf of Avista, we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of Avista's intention to exclude the Proposal from its 2008 Proxy Statement on the bases set forth below. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2008 Proxy Statement.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of this letter and Exhibit A hereto (which consists of copies of all correspondence between the Company and the Proponent) and Exhibit B hereto (which consists of certain shareholder demographics). One copy of this letter and the exhibits are being simultaneously sent by overnight delivery to the Proponent.

I. The Proposal

Set forth below is the text of the Proposal:

"Resolved: that the shareholders of Avista urge the board to take the necessary steps to require that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company.

SUPPORTING STATEMENT. The board's responsibility in scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans.

Numerous scholars have called for greater distinction between directors and management, allowing the board to operate independently of management.

One of the most complex issues facing Avista is how officers of the company maintain the goodwill of the community while maximizing shareholder returns. Given that the company derives power, and therefore revenue, from inherently public resources - namely river systems - public good will is especially critical. A board completely free from internal interest conflicts, I believe, is better equipped to address this complex issue

For example, Avista shareholders have a significant interest in the outcome of the relicensing of our company's five dams on the Spokane River. As Washington Water Power, our company built dams on the Spokane River that powered progress. At the same time, these dams present ongoing costs, by blocking river flows, degrading water quality, and blocking fish passage, including the eventual return of the salmon. Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in the impounded waters of Lake Spokane that promotes algae blooms and fish kills.

The scenic beauty of Spokane centers on the waterfalls in the downtown area. Spokane Falls were the site for Expo '74, the world's fair that first trumpeted environmental protection and restoration. Yet during the dry summer and fall months, Avista turns off the waterfalls to generate power. Of note, the power generated is a tiny percentage of Avista's generating capability.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane waterfalls. I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on corporate governance.

Splitting the Chair and CEO, I believe, provides an important check and balance within corporate governance through formal acknowledgement that the board will be led by a non-management officer.

Therefore, I urge support for this resolution."

II. Reasons for Excluding the Proposal

Avista believes that the Proposal may properly be omitted from its 2008 Proxy Statement pursuant to (i) Rule 14a-8(i)(6) because Avista lacks the power and/or authority to implement the Proposal, (ii) Rule 14a-8(i)(3) because the Proposal would violate the proxy rules, namely Rule 14a-9, and (iii) Rule 14a-8(i)(4) because the Proposal is an attempt to further Proponent's personal interests.

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(6) - *"Absence of power/authority"*

Rule 14a-8(i)(6) permits the omission of a shareholder proposal if the company "would lack the power or authority to implement the proposal."

The Proposal contains a shareholder resolution urging that "the Board of Directors take the necessary steps to *require* that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company" (emphasis added). The Staff has stated its position that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Staff Legal Bulletin 14C (June 29, 2005) ("SLB 14C"). In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (Mar. 21, 2005), as an example of a proposal that was properly excluded. In Allied Waste, the Staff granted no-action relief with respect to a proposal urging the board of directors to amend the corporation's bylaws to require that an independent director who has not served as the chief executive of the corporation serve as chairman of the board of directors. Similarly, in *LSB Bancshares, Inc.* (Feb. 7, 2005) and *Exxon Mobil Corp.* (Mar. 13, 2005), the Staff concurred in the exclusion of proposals urging the board to amend the bylaws to require that an independent director serve as chairman of the board and that the chairman not concurrently serve as the chief executive officer. Following the publication of SLB 14C, the Staff has continued to allow exclusion of similar proposals under Rule 14a-8(i)(6). In *E.I. du Pont de Nemours and Co.* (Feb. 7, 2007) the Staff granted no-action relief regarding a proposal requiring the Board to amend the by-laws to require an independent director serve as chairman. See also *Verizon Communications Inc.* (Feb. 8, 2007). Each of the proposals at issue in these cases were to the same effect as the Proposal submitted by the Proponent, and the arguments accepted by the Staff in those letters are equally applicable to the exclusion of the instant Proposal.

SLB 14C is consistent with, and reaffirms, earlier no-action decisions in which the Staff concurred in the determination to exclude proposals under Rule 14a-8(i)(6) because a board of directors lacked the power or authority to ensure that an individual meeting specified criteria would serve as chairman of the board of directors at all times. See, e.g., *Ford Motor Co.* (Feb. 27, 2005); *Intel Corp.* (Feb. 7. 2005); *General Electric Co.* (Jan. 14, 2005); *Cintas Corp.* (Aug. 27, 2004); *H.J. Heinz Company* (June 14, 2004); *Wachovia Corporation* (Feb. 24, 2004); *Bank of America Corporation* (Feb. 24, 2004); *AmSouth Bancorporation* (Feb. 24, 2004); and *South Trust Corporation* (Jan. 16, 2004).

The Proposal differs markedly from those cited by the Staff in SLB 14C as proposals that should not be excluded from proxy materials. In SLB 14C, the Staff noted that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." See, for example, *The Walt Disney Company* (Nov. 24, 2004); *Merck & Company* (Dec. 29, 2004). The Proposal is distinguishable from the foregoing because those proposals included qualifying language that either did not require independence at all times or provided the corporation with an opportunity to cure the loss of independence. No such qualifying language is included in the Proposal.

To summarize, the Company cannot guarantee that an independent director would be (1) elected to the Board by the Company's shareholders, (2) elected as Chairman by the members of the Board, (3) willing to serve as Chairman and (4) remain independent (under an unspecified definition of independence) at all times while serving as the Chairman. Accordingly, the Company lacks the power to implement the Proposal. Furthermore, the Proposal does not contain a mechanism by which the Board may cure a violation of the requirement.

For all the foregoing reasons, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(6).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) - *"Violation of Proxy Rules."*

Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." This includes Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Staff has routinely permitted the exclusion of portions of a proposal that contain false or misleading statements, including statements that are vague, that inappropriately cast the proponent's opinions as statements of fact or that otherwise fail to appropriately document assertions of fact. See, e.g., *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004); *Anadarko Petroleum Corporation* (avail. Feb. 4, 2004); *Farmer Bros. Co.* (avail. Nov. 28, 2003); *Swift Transportation Co., Inc.* (avail. Apr. 1, 2003); *Weyerhaeuser Co.* (avail. Jan. 15, 2003); *Peoples Energy Corp.* (avail. Nov. 3, 2002); *Boeing Company* (avail. Mar. 8, 1976); *Phillips Petroleum Company* (avail. Feb. 27, 1975); *Long Island Lighting Company* (avail. March 1, 1974); *Staff Legal Bulletin No. 14* (Jul. 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"); and *Dyer v. Securities and Exchange Commission*, 287 F.2d 773 (8th Cir. 1961).

In addition, the Staff has previously concluded that paragraphs of a supporting statement that "may be confusing and misleading to shareholders because they are unrelated to the subject matter" may be omitted under SEC rules. *Unocal Corporation*, 1996 WL 101123 (S.E.C.) (avail. Mar. 7, 1996); see also *Freeport-McMoRan Copper & Gold Inc.*, 1999 WL 95481 (S.E.C.) (avail. Feb. 22, 1999); *CIGNA Corporation*, 1988 WL 233683 (S.E.C.) (avail. Feb. 16,

1988); *Knight-Ridder, Inc.* 1995 WL 765455 (S.E.C.) (avail. Dec. 28. 1995). Unocal determined that misleading statements about a company's overseas operations were unrelated to a proposal to require that the chair of the board not be a former CEO. The majority of the Proposal consists of statements that are irrelevant and unrelated to the issue of a separate chair and CEO, and which may be confusing or distracting to shareholders. The main paragraphs of the proposal discuss the Company's dams on the Spokane River (the "Spokane River Dams"), which have no connection to the purported objective of the Proposal. Accordingly, these statements are misleading and unrelated to the subject matter of the proposal, and are thus in violation of 14a-8.

The following excerpts from Proponent's Proposal are misleading, undocumented assertions of fact and/or irrelevant statements, as further described in the explanations following each statement:

(1) "The board's responsibility in scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans."

This statement is misleading and unfairly maligns the past and present management and board without any factual support. The proponent provides no factual basis for his assertion that decreased scrutiny by the board may result from the chairman also being the CEO, which implies that more lax standards have in fact been applied and that management plans have been insufficiently reviewed. Further, the Proponent provides no factual support showing that the Proposal, if adopted, would improve board review of management plans, nor does he advise that the Proposal could have disadvantages as well, since the chairman would not be as familiar as the CEO with the Company's business, day-to-day operations and matters requiring immediate attention. In addition, the Proponent does not state that these supporting statements are solely Proponent's opinion.

(2) "Numerous scholars have called for greater distinction between directors and management, allowing the board to operate independently of management."

This statement is misleading and without factual support because Proponent fails to identify *any* scholars who have made such a recommendation (much less "numerous" scholars) and fails to cite any specific benefits to shareholders resulting from board independence.

(3) "One of the most complex issues facing Avista is how officers of the company maintain the good will of the community while maximizing shareholder returns. Given that the company derives power, and therefore revenue, from inherently public resources - namely river systems - public good will is especially critical."

This statement, which is an opinion stated as a fact, is misleading. It assumes that maximizing returns while maintaining public good will is a material issue for the Company. Proponent purports to have knowledge of the myriad issues facing the Company and the relative complexity thereof. It also implies that the Company is in danger of losing (or has lost) public good will, and that the current management is ill-equipped to address the situation. These implications unfairly disparage the Company, as well as the current management, without any factual support.

Further, as an electric utility company in Washington and Idaho, the Company is regulated by the Washington Utilities and Transportation Commission (the "WUTC") and the Idaho Public Utilities Commission (the "IPUC"). The Company is required to file an Integrated Resource Plan ("IRP") every two years with both the WUTC and the IPUC. The IRP identifies a strategic resource portfolio that meets future electric load requirements, promotes environmental stewardship and meets the Company's obligation to provide reliable electric service to customers at rates and upon terms and conditions that are fair, just and reasonable and sufficient. The IRP includes an evaluation of the economic impacts of environmental regulations on all the Company's generating facilities, including the Spokane River Dams. All known costs and contingencies are factored into the preferred resource strategy in order to produce, in the Company's judgment, the best trade-off between cost and risk.

The IRP is prepared with the input and involvement of many stakeholders, including representatives of the staffs of the WUTC and the IPUC, customers, regional planning groups (such as the Western Electricity Coordinating Council), industry and environmental experts and academics. The IRP is on file with the WUTC and the IPUC and is publicly available. While the IRP is required to be filed every two years, work on the preferred portfolio is performed on a continuing basis. The Proponent, as a resident of the area and a customer of the Company, is entitled to, and, in fact, has, taken part in these proceedings in the past.

In addition, under the Federal Power Act, the Company is required to have licenses from the Federal Energy Regulatory Commission (the "FERC") to operate its hydroelectric generating facilities, including the Spokane River Dams. The FERC considers the environmental impacts of the facilities when issuing licenses and requires environmental impacts to be mitigated as a condition of such issuance. The Company has furnished numerous reports and studies on various issues including water flows and water quality to the FERC in connection with the on-going proceedings for the relicensing of the Spokane River Dams. In addition, the Staff of the FERC has prepared Draft and Final Environmental Impact Statements on the Company's facilities, and other reports have been prepared by environmental agencies of the States of Washington and Idaho. All of these reports and studies are on file at the FERC and are publicly available.

This comprehensive oversight by the WUTC, the IPUC and the FERC, which includes significant participation by the public, is the method by which the Company both addresses the concerns of the public (including environmental concerns) and maintains public goodwill. Proponent provides no evidence to explain how an independent board chair would add value to this highly regulated process or be better able to maintain the goodwill of the community while maximizing shareholder returns. In addition, the Proponent fails to state that this is solely the Proponent's opinion regarding the importance of this issue or the ability of management to address it.

(4) "A board completely free from internal interest conflicts, I believe, is better equipped to address this complex issue"

This statement is vague and misleading because the proponent does not explain what "internal interest conflicts" means, either in general or as it relates to Avista, nor what "internal interest conflicts" are actually present when the board chairman is not independent. The Company cannot determine whether "internal interest conflicts" refers to conflicts between a non-independent board chair's professional role as chair and his or her professional role as an executive of the Company, or whether it refers to some unexplained personal conflict of interest. Further, the Proponent fails to provide any factual support for the existence of any "internal interest conflicts".

If Proponent intends "internal interest conflicts" to refer to potential conflicts between a non-independent board chairman's professional roles, the Company disagrees that such potential conflicts exist. Directors of a Washington corporation (including the chairman of the board) are required to act "in a manner the director reasonably believes to be in the best interests of the corporation" (Revised Code of Washington ("RCW") Section 23B.08.300(1)(c)). In addition, officers of a Washington corporation are required to act "in a manner the officer reasonably believes to be in the best interests of the corporation" (RCW Section 23B.08.420(1)(c)). Given that the statutorily defined roles for both the chairman of the board and the chief executive officer are identical, there is no "internal interest conflict" on the part of a board chairman who simultaneously serves as an officer.

If, however, the Proponent means "internal interest conflict" to refer to conflicts of a personal nature, these would potentially exist whether or not the board chairman simultaneously served as an officer of the Company. Further, it is a long-established principle of Washington law that directors may not vote as directors upon matters coming before the board in which they have a personal interest; if a director does so vote, the action of the board is voidable and may be set aside at the instance of the corporation or a nonconsenting stockholder. See RCW Section 23B.08.010; *Tefft v Schaefer*, 239 P. 837 (1925) and *von Herberg v von Herberg*, 106 P2d 737 (1940)). As such, shareholders of a Washington corporation are already adequately protected from potential personal conflicts of interest of board members generally.

(5) "[T]hese dams present ongoing costs, by blocking river flows, degrading water quality, and blocking fish passage, including eventual return of the salmon."

This statement is vague and misleading because there are "ongoing costs", both operating costs and environmental costs, associated with all electric generating facilities. This statement implies that the costs associated with the Spokane River Dams are extraordinary. In addition, the Proponent states as facts what are his personal opinions regarding these "ongoing costs".

The Proponent also fails to explain how this issue is connected in any way to his proposal to separate the roles of chairman and chief executive officer, and is therefore confusing and distracting to shareholders.

(6) "Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in the impounded waters of Lake Spokane that promotes algae blooms and fish kills."

This statement is also false and misleading in several respects. First, there has been no final decision as to what kind of sewage treatment upgrades will be required, when such upgrades will be required or how much such upgrades will cost. In addition, such upgrades will be required in any event due to population growth and the obsolescence of existing facilities, without regard to any possible effect of the operation of the Spokane River Dams. Third, no fish kills have been documented in the Spokane River for many years. Finally, as environmental agencies of the States of Washington and Idaho have acknowledged, the dissolved oxygen levels and occasional algae blooms are driven by the discharge of nutrients into the river from a variety of sources totally unrelated to the operation of the Spokane River Dams.

The Proponent also fails to explain how this issue is connected in any way to his proposal to separate the roles of board chair and CEO, and is therefore confusing and distracting to shareholders.

(7) "Of note, the power generated is a tiny percentage of Avista's generating capability."

This statement is vague and misleading. It does not specify a percentage, it merely states that it is "tiny" without indicating what this is in relation to, nor is tiny a specific term. In addition, it is misleading. While the aggregate net capability of the Spokane River Dams is only approximately 24% of the total hydroelectric generating capability owned or controlled by the Company, based on average water (or approximately 14% of the total net generating capability so owned or controlled), in assessing the value of a generating resource its proximity to load centers and access to transmission facilities must also be taken into account.

This statement is also unrelated to the issue of separating the roles of chairman and chief executive officer, and is therefore confusing and distracting to shareholders.

(8) "I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on corporate governance."

This statement, which is nothing but an opinion stated as a fact, is also false and misleading. The Company is not aware of what "choice" the Proponent is referring to. Further, the statement unfairly disparages the Company by implying that it is unconcerned with its environmental reputation and/or that it has a negative or declining environmental reputation, particularly given the high level of environmental oversight at both the state and federal level described in (3) above).

(9) "Splitting the Chair and CEO, I believe, provides an important check and balance within corporate governance through formal acknowledgement that the board will be led by a non-management officer."

This statement, which is an opinion stated as a fact, is misleading and unfairly disparages the Company's past and present management and Board structure without any factual support. It implies that the current system provides inadequate checks and balances. This statement is also misleading because it provides no factual support showing that the Proposal, if adopted, would alleviate any alleged inadequacies.

Thus, the Proponent's statement, substantially in its entirety, consists of unsupported, false, misleading and irrelevant statements. It is the position of the Company, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(3), as being violative of Rule 14a-9.

C. The Proposal may be omitted pursuant to Rule 14a-8(i)(4) -*"Personal Grievance; Special Interest."*

Rule 14a-8(i)(4) permits the omission of a shareholder proposal if the proposal is "designed to ... further a personal interest, which is not shared by other shareholders at large."

While the Proposal, on its face, addresses an issue of corporate governance, a significant portion of the argument focuses on the issue of the Spokane River Dams, a highly localized issue that is of particular personal interest to the Proponent, but one that would not necessarily be of particular concern to shareholders at large.

The Company's Common Stock, no par value ("Common Stock"), is listed on the New York Stock Exchange, and its average daily trading volume for the year 2007 was 357,410 shares, as reported by Thomson One, a service of The Thomson Corporation. As shown on Exhibit B hereto, as of various dates substantially all in the third and fourth quarters of 2007 approximately 75% of the outstanding shares of Common Stock was held by large institutional investors throughout the United States. Thus, the percentage of outstanding shares held by individuals located anywhere near the Spokane River is not likely to be significant.

The Company believes that, while environmental matters in general could be of concern to many of the Company's shareholders, it is extremely unlikely that the shareholders at large, being widely dispersed throughout the United States, and possibly beyond, would have any special interest in the Spokane River and the dams located thereon.

It should be noted that the Proponent seems to have a personal interest which he believes is affected by the Spokane River Dams. On November 28, 2006 he submitted a proposal asking for declassification of the board of directors (see *Avista Corporation* (Jan. 9, 2007)), from which a substantial portion of his current argument was taken nearly verbatim. Paragraphs 4, 5 and 6 of the statement in support of the Proposal are nearly identical to statements made in support of his earlier proposal to declassify the board and focus entirely on issues relating to the Spokane River Dams (rather than the corporate governance issues the Proposal purports to address).

It is thus apparent that the Proponent's true objective is to cause the Company to cease or substantially reduce its use of the Spokane River Dams. Although the Proposal is phrased generally as an issue of corporate governance, this is a pretext for the Proponent's true agenda. The Proponent's supporting statement and his previous proposal make it clear that his Proposal is yet another attempt to voice his concerns over the Spokane River Dams. These concern are the Proponent's own personal interest and, in any event, would not appear to be of particular interest to the Company's shareholders generally. In this regard, the Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(4) and its predecessor, Rule 14a-8(c)(4), where such proposals attempt to promote a proponent's personal interest while casting the subject matter as of interest to shareholders in general. As the Commission has stated in Exchange Act Release 34-20091 (May 16, 1983), Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Furthermore, the Staff has also stated its view that shareholder proposals may not be used as a means to redress a personal grievance or special interest, "even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." *See Exchange Act Release No. 34-19135* (avail. Oct. 14, 1982); *US West, Inc.* (December 2, 1998); *Station Casinos, Inc.* (October 15, 1997); *Baroid Corporation* (February 8, 1993); *Westinghouse Electric Corporation* (December 6, 1985); *Dow Jones & Co.* (avail. Jan. 24, 1994) (facially neutral proposals excluded as personal grievance when viewed in light of other union activities); *Storage Technology Corporation* (avail. Mar. 21, 1994); *McDonald's Corporation* (avail. Mar. 23, 1992); *Int'l Business Machines Corporation* (avail. Feb. 5, 1980); *American Telephone & Telegraph Company* (Jan. 2, 1980).

Thus, while the Company shares the Proponent's appreciation of the natural beauty of the Spokane River and the City of Spokane, and his concern for the environment generally, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(4).

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff advise Avista that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2008 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (212) 259-7070 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Michael F. Fitzpatrick, Jr. at (212) 259-6670 or my associate, Danielle Vilinsky, at (212) 259-7485.

Very truly yours,

DEWEY & LEBOEUF LLP, Counsel for
Avista Corporation

By: ______________________
J. Anthony Terrell

cc: Marian M. Durkin, Esq., Senior Vice President and General Counsel
Ms. Karen S. Feltes, Senior Vice President and Corporate Secretary
John Osborn, MD

EXHIBIT A

Avista Corp.
Corporate Secretary
1411 E. Mission
P.O. Box 3727
Spokane, WA 99220-3727

RECEIVED
NOV 20 2007
EXECUTIVE DEPT.

November 18, 2007

Dear Corporate Secretary,

I submit this resolution under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2008; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or email (john@waterplanet.ws).

Your consideration is appreciated.

Sincerely,

John Osborn, MD
2421 W. Mission
Spokane, WA 99201

Resolved: that the shareholders of Avista urge the board to take the necessary steps to require that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company.

SUPPORTING STATEMENT. The board's responsibility in scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans.

Numerous scholars have called for greater distinction between directors and management, allowing the board to operate independently of management.

One of the most complex issues facing Avista is how officers of the company maintain the good will of the community while maximizing shareholder returns. Given that the company derives power, and therefore revenue, from inherently public resources - namely river systems - public good will is especially critical. A board completely free from internal interest conflicts, I believe, is better equipped to address this complex issue

For example, Avista shareholders have a significant interest in the outcome of the relicensing of our company's five dams on the Spokane River. As Washington Water Power, our company built dams on the Spokane River that powered progress. At the same time, these dams present ongoing costs, by blocking river flows, degrading water quality, and blocking fish passage, including the eventual return of the salmon. Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in the impounded waters of Lake Spokane that promotes algae blooms and fish kills.

The scenic beauty of Spokane centers on the waterfalls in the downtown area. Spokane Falls were the site for Expo '74, the world's fair that first trumpeted environmental protection and restoration. Yet during the dry summer and fall months, Avista turns off the waterfalls to generate power. Of note, the power generated is a tiny percentage of Avista's generating capability.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane waterfalls. I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on corporate governance.

Splitting the Chair and CEO, I believe, provides an important check and balance within corporate governance through formal acknowledgement that the board will be led by a non-management officer.

Therefore, I urge support for this resolution.

EXHIBIT B

Company Overview: Current Holders [13-Dec-07]

Firm Name	% O/S	Position [AVA-US]	Pos. Change	Pos. Date	Source	Equity Assets ($MM)
Donald Smith & Co., Inc.	9.99	5,279,308	26,000	30-Sep-07	13F	3,516
Lord, Abbett & Co. LLC	5.80	3,067,021	-16,753	30-Sep-07	13F	86,679
Barclays Global Investors, N.A.	5.01	2,650,422	16,210	30-Sep-07	13F	784,506
Zimmer Lucas Partners, L.L.C.	4.91	2,596,000	1,316,300	30-Sep-07	13F	1,076
Vanguard Group, Inc.	3.20	1,689,341	59,175	30-Sep-07	13F	591,904
Renaissance Technologies Corp.	3.08	1,628,700	-23,600	30-Sep-07	13F	69,555
Dimensional Fund Advisors, LP	2.93	1,547,407	18,200	30-Sep-07	13F	113,670
IronBridge Capital Management, L.P.	2.04	1,078,223	218,430	30-Sep-07	13F	4,514
Longbow Capital Partners, L.P.	2.01	1,062,917	86,800	30-Sep-07	13F	823
State Street Global Advisors (US)	1.72	910,552	36,471	30-Sep-07	13F	579,506
TCW Asset Management Company	1.52	803,944	-55,927	30-Sep-07	13F	51,520
Morgan Stanley Investment Management Inc. (US)	1.52	801,948	178,764	30-Sep-07	13F	97,986
Fisher Investments	1.48	783,069	-345,675	30-Sep-07	13F	37,423
ICM Asset Management, Inc.	1.33	705,655	-11,455	30-Sep-07	13F	893
RiverSource Investments, LLC	1.33	705,063	-101,598	30-Sep-07	13F	66,448
LSV Asset Management	1.21	640,968	-501,178	30-Sep-07	13F	48,202
College Retirement Equities Fund	1.09	574,700	4,900	30-Sep-07	13F	194,673
WCM Investment Management, Inc.	1.07	567,512	144,651	30-Sep-07	13F	2,701
Kennedy Capital Management, Inc.	0.99	522,975	145,575	30-Sep-07	13F	4,292
Stratton Management Company	0.88	465,000	0	30-Sep-07	13F	2,354
OppenheimerFunds, Inc.	0.86	456,290	-266,410	30-Sep-07	13F	139,337
Northern Trust Investments, N.A.	0.72	380,061	13,295	30-Sep-07	13F	133,518
New York State Teachers' Retirement System	0.71	375,300	8,300	30-Sep-07	13F	53,601
California Public Employees' Retirement System	0.68	358,500	-31,330	30-Sep-07	13F	71,099
AQR Capital Management, LLC	0.63	330,401	-84,300	30-Sep-07	13F	16,514
JPMorgan Investment Advisors Inc.	0.58	306,353	9,154	30-Sep-07	13F	14,766
Public Employees' Retirement Association of CO	0.57	301,800	0	30-Sep-07	13F	17,416
Goldman Sachs Asset Management (US)	0.56	296,169	256,102	30-Sep-07	13F	181,122
Sandell Asset Management	0.53	281,800	281,800	30-Sep-07	13F	2,773
Millennium Management, L.L.C.	0.53	280,555	15,536	30-Sep-07	13F	15,879
Columbia Management Advisors, Inc.	0.53	277,790	7,087	30-Sep-07	13F	117,840

Teacher Retirement System of Texas	0.52	274,600	-124,500	30-Sep-07	13F	70,867
Bass Brothers	0.49	257,488	-489,324	30-Sep-07	13F	1,659
BNY Mellon Wealth Management	0.48	255,603	-2,883	30-Sep-07	13F	143,889
Clover Capital Management, Inc.	0.48	252,504	-11,554	30-Sep-07	13F	1,795
GAMCO Investors, Inc.	0.40	211,000	0	30-Sep-07	13F	26,615
Citadel Investment Group, L.L.C.	0.39	207,540	-4,678	30-Sep-07	13F	22,729
Van Kampen Asset Management Inc.	0.35	186,600	54,600	30-Sep-07	13F	81,234
Byram Capital Management, L.L.C.	0.34	181,280	-4,430	30-Sep-07	13F	542
InView Investment Management, LLC	0.33	172,490	44,420	30-Sep-07	13F	159
Ely (Gary G)	0.32	167,075	60,694	1-Mar-07	Proxy	4
Teachers Insurance & Annuity Association	0.30	160,092	6,610	30-Sep-07	13F	12,436
Bryn Mawr Capital Management, Inc.	0.30	157,530	134,930	30-Sep-07	13F	738
Quantitative Management Associates, LLC	0.30	157,451	2,800	30-Sep-07	13F	49,989
BlackRock Investment Management, LLC	0.29	154,413	-27,600	30-Sep-07	13F	115,491
AIM Management Group, Inc.	0.29	153,059	4,503	30-Sep-07	13F	70,694
Saturna Capital Corporation	0.29	151,650	0	30-Sep-07	13F	876
D. E. Shaw & Co., L.P.	0.28	146,670	-234,500	30-Sep-07	13F	44,409
Principal Global Investors (Equity)	0.27	145,196	9,146	30-Sep-07	13F	31,799
Pilot Advisors, L.P.	0.26	138,200	138,200	30-Sep-07	13F	768
Claymore Advisors, LLC.	0.26	137,242	-7,389	30-Sep-07	13F	6,605
The Boston Company Asset Management, LLC	0.24	128,949	-56,679	30-Sep-07	13F	60,867
State Teachers Retirement System of Ohio	0.24	125,000	-73,100	30-Sep-07	13F	32,003
Bear Stearns Asset Management, Inc.	0.23	121,290	-20,899	30-Sep-07	13F	21,392
Northern Trust Global Investments	0.23	120,427	21,534	30-Sep-07	13F	70,215
Barclays Global Investors (UK) Ltd.	0.21	112,678	67,402	30-Sep-07	13F	230,581
Goldman Sachs International	0.21	110,616	-88,384	30-Sep-07	13F	15,165
Virginia Retirement System	0.21	109,600	19,400	30-Sep-07	13F	10,933
Charles Schwab Investment Management, Inc.	0.18	94,062	6,000	30-Sep-07	13F	37,934
Halbis Capital Management (UK) Limited	0.18	93,256	-40,000	30-Sep-07	13F	28,832
Geode Capital Management, L.L.C.	0.17	89,929	0	30-Sep-07	13F	75,970
Mutual of America Capital Management Corp.	0.17	88,879	0	30-Sep-07	13F	2,717
New York State Common Retirement System	0.17	87,545	0	30-Sep-07	13F	63,969
Bear, Stearns & Co. Inc.	0.16	86,308	24,143	30-Sep-07	13F	29,052
Global Index Advisors, Inc.	0.16	85,956	71,531	30-Jun-07	Aggr.	5,625
RhumbLine Advisers Corp.	0.15	81,889	8,800	30-Sep-07	13F	16,471
NISA Investment Advisors, L.L.C.	0.15	79,300	-3,900	30-Sep-07	13F	3,317
Texas Permanent School Fund	0.14	75,924	-2,133	30-Sep-07	13F	14,361

Goldman Sachs & Company, Inc.	0.14	74,688	29,098	30-Sep-07	13F	78,072
ING Investment Management Co.	0.14	74,080	17,930	30-Sep-07	13F	30,303
Schroder Investment Management Ltd. (SIM)	0.13	66,400	-34,400	30-Sep-07	13F	103,574
J.P. Morgan Investment Management Inc. (New York)	0.12	65,961	-524,978	30-Sep-07	13F	146,791
World Asset Management, Inc.	0.12	64,287	-3,667	30-Sep-07	13F	14,950
Credit Suisse Securities (USA) LLC	0.12	62,121	-42,806	30-Sep-07	13F	85,140
Value Holdings, L.P.	0.11	60,398	-61,176	30-Sep-07	13F	411
INVESCO Capital Management Inc.	0.11	59,500	-3,937	30-Sep-07	13F	30,260
Pennsylvania Public School Employees Retirement Sy	0.11	58,218	-18,882	30-Sep-07	13F	15,525
George Weiss Associates, Inc.	0.11	57,500	-241,800	30-Sep-07	13F	2,726
Deutsche Asset Management Americas	0.11	55,547	-235,580	30-Sep-07	13F	92,836
Employees Retirement System of Texas	0.10	55,000	0	30-Sep-07	13F	12,157
AIG Investments	0.10	52,605	8,710	30-Sep-07	13F	23,104
Ohio Public Employees Retirement System	0.10	51,031	3,574	30-Sep-07	13F	35,381
Meyer (David J)	0.10	50,273	12,086	1-Mar-07	Proxy	1
Deutsche Investment Management Americas, Inc.	0.09	45,800	-41,300	30-Sep-07	13F	52,025
William Blair & Company, L.L.C.	0.09	45,620	10,395	30-Sep-07	13F	46,505
Highbridge Capital Management, LLC	0.08	44,769	44,769	30-Sep-07	13F	14,510
Florida State Board of Administration	0.08	44,685	-38,777	30-Sep-07	13F	36,551
Morgan Stanley & Co. Inc.	0.08	43,194	-16,985	30-Sep-07	13F	81,087
AllianceBernstein L.P.	0.08	42,330	50	30-Sep-07	13F	384,741
Tredje AP Fonden	0.08	41,800	41,800	31-Dec-06	Aggr.	16,628
Citi Investment Research (US)	0.08	40,381	-9,484	30-Sep-07	13F	95,747
Thrivent Asset Management, LLC	0.08	40,300	-200	30-Sep-07	13F	16,340
Morris (Scott L)	0.07	39,433	15,916	1-Mar-07	Proxy	1
General Motors Asset Management	0.07	37,235	-37,624	30-Sep-07	13F	5,808
Wells Capital Management Inc.	0.07	37,174	-1,168	30-Sep-07	13F	44,148
HighMark Capital Management Inc.	0.07	35,800	-94,500	30-Sep-07	13F	5,278
Metropolitan Life Insurance Co. (US)	0.06	34,236	0	30-Sep-07	13F	14,295
Malquist (Malyn K)	0.06	33,684	15,635	1-Mar-07	Proxy	1
Shinko Investment Trust Management Co., Ltd.	0.06	32,100	0	30-Sep-07	Aggr.	3,325
Första AP-Fonden	0.06	30,870	-1,100	31-Dec-06	Aggr.	17,159
Parametric Portfolio Associates	0.06	29,173	-4,861	30-Sep-07	13F	21,536
Oppenheimer Asset Management Inc.	0.05	28,800	11,000	30-Sep-07	13F	2,495
Kentucky Retirement Systems	0.05	27,900		30-Jun-06	13F	8,824
Merrill Lynch & Company, Inc.	0.05	27,705	5,859	30-Sep-07	13F	104,388
Atlantis Investment Management (Hong Kong) Ltd.	0.05	27,000	27,000	30-Sep-07	Aggr.	2,669

Taylor (R John)	0.05	25,101	1,665	1-Mar-07	Proxy	1
Franklin Portfolio Associates, L.L.C.	0.05	24,856	-178,400	30-Sep-07	13F	27,916
Kentucky Teachers' Retirement System	0.04	23,300	0	30-Sep-07	13F	9,494
Friedman, Billings, Ramsey Investment Management,	0.04	22,375	0	30-Jun-07	13F	1,868
ProFund Advisors LLC	0.04	22,290	-2,031	30-Sep-07	13F	5,033
MFC Global Investment Management	0.04	22,161	317	30-Sep-07	13F	22,016
PowerShares Capital Management LLC	0.04	21,738	366	30-Sep-07	13F	13,890
Ark Asset Management Company, Inc.	0.04	21,100	0	30-Sep-07	13F	6,922
Chicago Equity Partners, LLC	0.04	21,000	-35,000	30-Sep-07	13F	11,401
Evergreen Investment Management Company, LLC	0.04	20,966	10,000	30-Sep-07	13F	63,761
Morgan Stanley Investment Management Ltd. (UK)	0.04	20,700	-13,100	30-Sep-07	13F	45,365
Balyasny Asset Management LP	0.04	19,800	19,800	30-Sep-07	13F	1,637
Liberty Mutual Insurance Group	0.04	19,130	7,490	30-Sep-07	13F	1,790
Mellon Equity Associates, L.L.P.	0.04	18,970	800	30-Sep-07	13F	9,417
Rydex Investments	0.03	18,378	-8,512	30-Sep-07	13F	5,911
Norges Bank	0.03	17,689	17,689	30-Sep-07	13F	121,533
Capstone Asset Management Company	0.03	16,980	0	30-Sep-07	13F	1,838
Rochdale Investment Management LLC	0.03	16,470	0	30-Sep-07	13F	1,716
U.S. Trust, Bank of America Private Wealth Managem	0.03	16,403	5,200	30-Sep-07	13F	69,141
BNY Mellon Asset Management	0.03	15,474	-2,197	30-Sep-07	13F	37,006
Gustavel (Jack W)	0.03	15,158	4,239	1-Mar-07	Proxy	0
Wells Fargo Bank, N.A.	0.03	14,114	-622	30-Sep-07	13F	36,372
Kelly (John F)	0.03	13,512	1,303	1-Mar-07	Proxy	0
T. Rowe Price Associates, Inc.	0.03	13,390	0	30-Sep-07	13F	265,155
Numeric Investors LLC	0.02	11,900	11,900	30-Sep-07	13F	12,547
Hartford Investment Management Company	0.02	11,895	30	30-Sep-07	13F	7,314
Allstate Investments LLC	0.02	11,800	-1,900	30-Sep-07	13F	6,050
Two Sigma Investments, LLC	0.02	10,900	-73,100	30-Sep-07	13F	2,230
The Glenmede Trust Company, N.A.	0.02	10,600	-500	30-Sep-07	13F	7,357
Anderson (Erik J)	0.02	10,475	1,303	1-Mar-07	Proxy	0
Stanley (Heidi B)	0.02	10,470	1,738	1-Mar-07	Proxy	3
Crow Point Partners, L.L.C.	0.02	10,000	10,000	30-Sep-07	13F	1,231
Eiguren (Roy Lewis)	0.02	9,008	0	1-Mar-07	Proxy	0
Powell (Lura J)	0.02	8,782	1,533	1-Mar-07	Proxy	0
Noel (Michael L)	0.02	8,407	2,607	1-Mar-07	Proxy	0
Blake (Kristianne)	0.02	8,027	1,303	1-Mar-07	Proxy	0
Morgan Stanley & Co. International Limited	0.01	7,800	2,600	30-Sep-07	13F	14,227

FAF Advisors, Inc.	0.01	7,724	-37	30-Sep-07	13F	40,578
Connor, Clark & Lunn Investment Mgmt., Ltd.	0.01	7,500	-14,500	30-Jun-07	Aggr.	9,935
Atlantic Trust Private Wealth Management	0.01	7,490	6,990	30-Sep-07	13F	2,683
Schroder Investment Management (Japan) Ltd.	0.01	7,400	0	30-Sep-07	13F	4,059
AXA Rosenberg Investment Management Ltd.	0.01	7,330	0	30-Sep-07	Aggr.	22,436
DnB NOR Kapitalforvaltning ASA	0.01	5,711	0	30-Sep-07	Aggr.	6,853
Pictet Asset Management Ltd.	0.01	4,676	4,676	30-Jun-06	Aggr.	68,370
J.P. Morgan Securities Inc.	0.01	4,647	-5,638	30-Sep-07	13F	3,409
Pioneer Investments Kapitalanlagegesellschaft mbH	0.01	4,400	0	30-Sep-07	Aggr.	24,848
Summit Investment Partners	0.01	3,653	0	30-Sep-07	13F	823
CCM Partners, LP	0.01	3,283	0	30-Sep-07	13F	392
D.A. Davidson & Co.	0.01	2,877	0	30-Sep-07	13F	1,346
Los Angeles Capital Management And Equity Research	0.01	2,750	2,000	30-Sep-07	13F	4,953
Putnam Investment Management, L.L.C.	0.00	2,600	0	30-Sep-07	13F	101,785
Independence Investments LLC	0.00	1,816	60	30-Sep-07	13F	6,835
Wachovia Securities, LLC	0.00	1,554	-200	30-Sep-07	13F	22,304
Mason Street Advisors, LLC	0.00	1,459		30-Jun-07	Aggr.	15,120
American Independence Financial Services, LLC	0.00	1,294	0	30-Jun-07	Aggr.	89
Smith Asset Management Group, LP	0.00	1,200	-3,000	30-Sep-07	13F	6,102
JPMorgan Asset Management U.K. Limited	0.00	900	0	30-Jun-07	Aggr.	114,739
Northern Trust Global Investments Europe Ltd.	0.00	800	0	30-Sep-07	13F	10,067
Dreman Value Management, L.L.C.	0.00	730	129	31-Dec-05	Aggr.	18,334
JPMorgan Private Bank (United States)	0.00	686	-314	30-Sep-07	13F	28,917
Durkin (Marian M)	0.00	673		1-Mar-07	Proxy	0
Evnine & Associates, Inc.	0.00	600	600	30-Sep-06	13F	43
UBS Securities LLC	0.00	533	-17,104	30-Sep-07	13F	67,259
PNC Wealth Management	0.00	459	-400	30-Sep-07	13F	41,735
Wilmington Trust Investment Management LLC	0.00	410	0	31-Jul-07	Aggr.	7,417
Citizens Bank Wealth Management, N.A.	0.00	385	385	30-Sep-07	13F	431
Blue Bell Private Wealth Management, LLC	0.00	302		31-Dec-05	13F	99
Comerica, Inc.	0.00	220	0	30-Sep-07	13F	5,439
FSC Securities Corporation	0.00	200	200	30-Sep-07	13F	1,047
Bartlett & Company	0.00	111	1	30-Sep-07	13F	1,886
Northwestern Investment Management Co.	0.00	22	22	30-Sep-07	13F	2,482
	74.65	39,480,147				

Investment Style	Turnover	Orientation	City	Contact Name
Deep Value	Low	Active	New York	Hartsel, Jon
Income Value	Mod	Active	Jersey City	Prahl, Walter H.
Index	Low	Passive	San Francisco	Roach, Kevin T.
Hedge Fund	High	Active	New York	Weinstein, Michael W.
Index	Low	Passive	Malvern	Rinaldi, Ellen
Hedge Fund	High	Passive	New York	Laufer, Henry
Deep Value	Low	Passive	Santa Monica	Repetto, Eduardo A.
Hedge Fund	Mod	Active	Oakbrook Terrace	Eddins, Samuel T.
Specialty	High	Active	New York	Maccarrone, David G.
Index	Low	Passive	Boston	Robles, Luis R.
Core Growth	Low	Active	Los Angeles	Gray, Brandon W.
GARP	Low	Active	New York	Gaylor, Edward F.
Core Value	Low	Active	Woodside	Teufel, Andrew S.
GARP	Mod	Active	Spokane	Knigge, Kyle T.
Core Growth	Low	Active	Minneapolis	Alberts, Lawrence S.
Deep Value	Low	Passive	Chicago	Swaminathan, Bhaskaran
GARP	Low	Active	New York	Siqueiros, Kristian
Growth	Mod	Active	*Laguna Beach*	*Owens, James C.*
GARP	Mod	Active	St. Louis	Bertz, Michael
Yield	Low	Active	Plymouth Meeting	Quereau, James V.
GARP	Mod	Active	New York	Wolfgruber, Kurt J.
Index	Low	Passive	Chicago	Peron, Matthew
Index	Low	Passive	Albany	Barzowskas, Daniel F.
Index	Low	Passive	Sacramento	Zahorak, Louis
Hedge Fund	Mod	Passive	Greenwich	Asness, Clifford S.
Core Value	Mod	Active	Columbus	Mercea, Cornelius
Index	Low	Active	Denver	Liptak, James E.
Core Growth	*Mod*	*Active*	*New York*	*Carroll, Scott A.*
Hedge Fund	High	Active	New York	Tilles, William I.
Core Value	High	Active	New York	Gildersleeve, Jeffrey H.
GARP	Low	Active	Boston	Smalley, Gregg R.

GARP	Low	Active	Austin	Linn, Ralph J.
Hedge Fund	High	Active	Fort Worth	Coe, Ken
Index	Low	Active	Pittsburgh	Weiner, Michael D.
Core Value	Mod	Active	Rochester	Spindler, Paul W.
GARP	Low	Active	Rye	Abramson, Barry M.
Hedge Fund	High	Active	Chicago	Choi, Neil C.
Core Value	Low	Active	Houston	Hart, Matthew A.
Core Value	Low	Active	Greenwich	Lynn, Seth M.
GARP	Low	Passive	Chicago	Kleczka, Glen A.
Index	Low	Passive	New York	Davis, Heather L.
Specialty	High	Active	Bryn Mawr	Gray, Kenneth B.
Index	Low	Passive	Newark	Stumpp, Margaret S.
Deep Value	Mod	Active	Plainsboro	Falcone, Benjamin
GARP	Low	Active	Houston	Russell, Gary L.
Income Value	Low	Active	Bellingham	Kaiser, Nicholas F.
Hedge Fund	High	Passive	New York	Rashid, Fauzia
Core Value	Low	Active	Des Moines	Mathews, Jonathan
Growth	High	Active	New York	Winston, Arthur M.
Index	High	Passive	Lisle	Craig, Chuck R.
Deep Value	Mod	Active	Boston	Jurik, William C.
Core Value	Low	Active	Columbus	Fortunate, Donald G.
Core Value	Mod	Active	New York	Geissinger, John W.
Core Growth	Low	Active	Chicago	Hyatt, William E.
Index	Mod	Passive	London	Britten-Jones, Mark
Broker-Dealer	High	Passive	London	Chen, Qingyue
Core Growth	Mod	Passive	Richmond	Peterson, Steve
Index	Low	Passive	San Francisco	Sempere, James
Core Growth	High	Active	London	Masding, Nigel
Index	Low	Passive	Boston	Perold, Jacques P.
Core Growth	Low	Active	New York	Polcari, John M.
Index	Low	Passive	Albany	Smirensky, Nick
Broker-Dealer	High	Passive	New York	Duignan, Ann P.
	High	Passive	Marietta	Daniels, George V.
Index	Low	Passive	Boston	Kusmierz, Jeffrey D.
Index	Low	Passive	St. Louis	Jones, Paul L.
Index	Low	Passive	Austin	Timmins, B. Holland

Broker-Dealer	Mod	Passive	New York	Lapides, Michael J.
Core Growth	Mod	Active	New York	Powers, David R.
Core Growth	Mod	Active	London	Franklin, Matthew R.
GARP	Low	Active	New York	Carlucci, Christopher M.
Index	Low	Passive	Birmingham	Johnson, Todd B.
Broker-Dealer	Mod	Passive	New York	Speer, Justin A.
Hedge Fund	High	Active	New York	Curro, Timothy J.
Core Value	Mod	Active	Atlanta	Granade, Erik B.
Index	Low	Passive	Harrisburg	Van Noord, Alan H.
Sector Specific	High	Active	Hartford	Doucette, Frederick E.
Core Growth	Mod	Active	New York	Barber, Dean
Core Value	Low	Active	Austin	Fiedler, Mark R.
GARP	Low	Active	New York	Kelly, Michael J.
GARP	Low	Active	Columbus	Hom, Jennifer C.
Core Value	Mod	Active	New York	Khaitan, Viswanath
Growth	Mod	Active	Chicago	Spitz, Rita J.
Arbitrage	High	Active	New York	Modi, Rishi
Index	Low	Passive	Tallahassee	Latham, Benjamin W.
Broker-Dealer	Mod	Passive	New York	Dwivedi, Vikas
Core Growth	Low	Active	New York	Kotowicz, Christopher A.
Core Growth	Low	Active	Stockholm	Valtonen, Erik
Broker-Dealer	Low	Passive	New York	Gordon, Gregory H.
GARP	Mod	Active	Minneapolis	Bagwell, Darren M.
Growth	High	Active	New York	Sullivan, Edgar J.
Core Value	Mod	Active	San Francisco	Weiss, Richard T.
Income Value	Low	Active	San Francisco	Wemer, Kenneth F.
Index	Low	Passive	Morristown	Kandarian, Steven A.
Core Value	Mod	Active	Chuo-ku (Tokyo)	Okamoto, Hiroshi
GARP	Mod	Active	Stockholm	Lundborg, Per
Deep Value	Low	Passive	Seattle	Stein, David M.
Core Value	Mod	Active	New York	Holeman, Allen
Index	Low	Passive	Frankfort	Tosh, Adam C.
Broker-Dealer	Mod	Passive	New York	Parrella, Elizabeth A.
GARP	Mod	Active	Wanchai (Hong Kong)	Song, Keong-Heong

Deep Value	Mod	Active	Boston	Buckley, Oliver E.
Index	Low	Passive	Frankfort	Yancey, Paul
Specialty	Low	Active	Arlington	Ellison, David H.
Index	Mod	Passive	Bethesda	Foster, George O.
GARP	Low	Active	Toronto	Cheney, William
Index	Mod	Passive	Wheaton	Hubbard, Peter
Deep Value	Mod	Active	New York	Brandt, Coleman M.
Core Value	Mod	Active	Chicago	Lawrence, Michael
Growth	Low	Active	Boston	Medvedeff, James D.
Core Value	Low	Active	London	Lock, William D.
Hedge Fund	High	Active	Chicago	Balyasny, Dmitry
Specialty	Low	Active	Boston	Fontanes, A. Alexander
Core Value	Low	Passive	Pittsburgh	Barker, Kenneth A.
Index	Mod	Passive	Rockville	Dellapa, Michael
GARP	Mod	Active	Oslo	Slyngstad, Yngve
Core Value	Low	Active	Houston	McFadden, Donald R.
Growth	Mod	Active	New York	Hu, Tony J.
Core Value	Low	Active	New York	Benesch, Scott
Income Value	Low	Active	New York	Rhi, Luis P.
Core Value	Low	Active	San Francisco	Junkans, Dean
GARP	Low	Active	Baltimore	Stuart, Walter P.
Core Value	High	Active	Cambridge	Puchtler, Shanta A.
Index	Low	Active	Hartford	Gray, Michael E.
Core Value	Mod	Active	Northbrook	Simonson, Eric A.
Hedge Fund	High	Passive	New York	Overdeck, John A.
Core Value	Low	Active	Philadelphia	Fowler, Gordon B.
Hedge Fund	Low	Active	Scituate	O'Brien, Timothy P.
Broker-Dealer	High	Passive	London	Turpin, Emmanuel P.

Core Value	Low	Active	Minneapolis	Hesse-Withbroe, Mark A.
Core Value	Low	Active	Vancouver	Novak, John P.
Growth	Mod	Active	Boston	Weiss, Frederick L.
Core Growth	High	Active	Chiyoda-ku (Tokyo)	Tamura, Madoka
Core Value	Low	Active	London	Sevilla Ramos, Rafael A.
Growth	Low	Active	Oslo	Varran, Torkild
Core Growth	Low	Active	London	Bacchetta, Pierre-Yves
Broker-Dealer	High	Passive	New York	Edgecombe, Nicole D.
Core Growth	Low	Active	Unterföhring	Lang, Armin J.
GARP	Low	Active	Cincinnati	McGlynn, James R.
Core Growth	Low	Active	San Francisco	Rogers, Stephen C.
Broker-Dealer	Low	Passive	Lake Oswego	Bellessa, James L.
Index	Mod	Passive	Los Angeles	Borger, David R.
Core Growth	Mod	Active	Boston	Graber-Lopez, Eric S.
Core Value	Mod	Active	Boston	Curbow, Steven W.
Broker-Dealer	Mod	Passive	Richmond	Brothwell, Samuel D.
Core Growth	Low	Active	Milwaukee	Carey, Kathryn
Index	Mod	Passive	New York	Goldstrom, Jared B.
GARP	Mod	Active	Dallas	Moyer, William F.
Core Growth	Mod	Active	London	Tambyraja, Michael R.
Core Growth	High	Active	London	Watson, Stephen
Core Value	Mod	Active	Jersey City	Booth, Barbara G.
Core Value	Low	Active	New York	Phillips, Charles R.
Arbitrage	High	Active	San Francisco	Borland, Lisa
Broker-Dealer	Mod	Passive	New York	Barone, Ronald J.
Core Growth	Low	Active	Philadelphia	Crovo, Paul C.
Core Value	Low	Active	Wilmington	Neale, Thomas P.
Income Value	Low	Passive	Flint	Bucciere, Mark
		Active	Blue Bell	Miller, J. Scott
Core Value	Low	Active	Detroit	Ruth, Christopher M.
Broker-Dealer	High	Passive	Atlanta	Gruber, Joseph B.
Deep Value	Low	Active	Cincinnati	Eisthen, Robert A.
Core Growth	Mod	Active	Milwaukee	Roberts, John C.

[redacted]

From: CFLETTERS
Sent: Wednesday, February 06, 2008 9:41 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Avista Corp. request for no-action determination from SEC

---

rom: John Osborn [mailto:John@WaterPlanet.ws]
ent: Wednesday, February 06, 2008 9:26 AM
o: CFLETTERS
c: corpcomm@avistacorp.com
ubject: Avista Corp. request for no-action determination from SEC

o: Office of Chief Counsel, Division of Corporation Finance, SEC

rom: John Osborn, MD, Avista shareholder

c: Avista Corporation

e: response to Avista's Corporations' request for no action

ate: February 6, 2008

adies and Gentlemen:

n January 3, 2009, Avista Corporation requested that the staff of the Division confirm that it will not recommend any nforcement action to the Commission if Avista excludes my proposed shareholder resolution and supporting statement rom its 2008 Proxy Statement.

he following are my responses to the three main assertions by the company.

) Avista's request that my proposal may be omitted because of "absence of power/authority"

vista writes:
he Proposal contains a shareholder resolution urging that "the Board of Directors take the necessary steps to *require* at an independent director serve as chair of the board who may not simultaneously serve as chief executive of the ompany" (emphasis added). The Staff has stated its position that "when a proposal is drafted in a manner that would equire a director to maintain his or her independence at all times, we permit the company to exclude the proposal nder ule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportun ity or mechanism to ure a violation of the standard requested in the proposal." ...
would accommodate substituting a word for "require" if this is necessary for the SEC.

) Avista's request that my proposal may be omitted because of "violation of proxy rules"

vista writes:

₹ule 14s-8(i)(3) Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting ;tatement is contrary to any of the Commission's proxy rules." This includes Rule 14a-9, which prohibits false or nisleading statements in proxy soliciting materials. ...
Jpon SEC request I will provide any additional documentation in support of my statement. But the main point is made :lear in my supporting statement: the relationship between the company's decisions on a major issue confronting the :ompany (in this instance, dam relicensing that could cost the company considerable sums of money and impact ıdversely its reputation) and corporate governance. As clinician and shareholder, I see the issue of Spokane River lams as symptomatic of underlying problems with corporate governance in need of remedy.

3) Avista's request that my proposal may be omitted because of "personal grievance; special interest"

Avista writes:
Rule 14a-8(i)(4) permits the omission of a shareholder proposal if the proposal is "designed to ... further a personal nterest, which is not shared by other shareholders at large." While the Proposal, on its face, addresses an issue of :orporate governance, a significant portion of the argument focuses on the issue of Spokane River Dams, a highly ocalized issue that is of particular personal interst to the Proponent, but one that would not necessarily be of particular :oncern to shareholders at large.
've selected the issue of Spokane River Dams to illustrate the more fundamental problem with corporate governance. Moreover, I have filed shareholder resolutions before, including with Avista.

On November 30, 2006, I filed a resolution proposing to declassify the board's annual elections, noting the support for his reform by several of Avista's larger shareholders (Lord Abbott, Vanguard, and Morgan Stanley). In my 2006 supporting statement, I also used the issue of Spokane River Dams to illustrate the need for reform. The response from Avista's Board of Directors to my previous resolution? On January 2, 2007, the Board voted to adopt my amendment o the company's Articles of Incorporation.

t is inconsistent for the company to adopt my recommended reform one year, and then assert personal grievance the ıext.

Thank you for your attention to this matter.

DEWEY & LEBOEUF

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 7070
fax +1 212 259 6333
jterrell@dl.com

February 15, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Avista Corporation
File No. 1-3701
Shareholder Proposal of John Osborn, MD -- Response to Dr. Osborn's E-Mail Dated February 6, 2008

Ladies and Gentlemen:

We are counsel to Avista Corporation, a Washington corporation ("Avista" or the "Company"). On November 20, 2007, Avista received a proposed shareholder resolution (together with preamble and supporting statement, the "Proposal") from John Osborn, MD, an individual shareholder residing in Spokane, Washington (the "Proponent"), for inclusion in the Company's proxy soliciting materials (the "2008 Proxy Statement") relating to the Company's Annual Meeting of Shareholders to be held May 8, 2008. On January 3, 2008, we submitted a request (the "Original Request") that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in the Division of Corporation Finance (the "Division") confirm that it would not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2008 Proxy Statement. On February 6, 2008, the Company received, via e-mail to its "Corporate Communication" e-mail box, a copy of an e-mail ("Proponent's Response") from the Proponent to the Staff, responding to certain arguments contained in the Original Request. A copy of Proponent's Response is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of this letter and Exhibit A hereto. One copy of this letter and the exhibits are being simultaneously sent by overnight delivery to the Proponent. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Original Request.

I. Reasons for Excluding the Proposal

Avista continues to believe that the Proposal may properly be omitted from its 2008 Proxy Statement for each of the reasons stated in the Original Request. Further, and in response to the Proponent's arguments, Avista submits the following additional responses.

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(6) - *"Absence of power/authority"* and any revised Proposal may be omitted pursuant to Rule 14a-8(c) and Rule 14a-8(e).

As discussed in the Original Request, Rule 14a-8(i)(6) permits the omission of a shareholder proposal if the company "would lack the power or authority to implement the proposal."

The Proponent states that he "would accommodate substituting a word for 'require' if this is necessary for the SEC." Proponent's Response, while expressing a supposed willingness to make additional changes, does not actually make any of the changes that would be required to bring the Proposal into compliance with Rule 14a-8(i)(6) and SLB 14C. Perhaps the Proponent expects the Staff and/or the Company to take it upon themselves to bring the Proposal into compliance with the proxy rules. This responsibility, however, lies with the Proponent.

In addition, were the Proponent, at some later date, to submit actual revisions to the Proposal, the Company would, under Staff Legal Bulletin 14 (July 13, 2001), decline to acknowledge or accept such revisions and would exclude the revised proposal on the grounds that it would constitute a second proposal from the Proponent, in violation of Rule 14a-8(c), and any such new proposal would have been submitted several months past the deadline (December 3, 2007) for inclusion in the 2008 Proxy Statement provided by Rule 14a-8(e).

Thus, it continues to be the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(6).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) - *"Violation of Proxy Rules."*

As discussed in the Original Request, Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." This includes Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Proponent, to date, has failed to offer any revisions to address any of the areas in which the Proposal violates Rule 14a-9, including but not limited to, statements that are:

- materially false or misleading (including the demonstrably false statements regarding the costs of possible sewage treatment upgrades, the presence of fish kills, and the causes of dissolved oxygen levels and algae blooms, and the materially and indisputably false statements regarding the aggregate net generating capability of the Spokane River Dams, as well as the insinuation that the Avista Board of Directors and senior management are fraught with unspecified "internal interest conflicts"); or

- irrelevant to the consideration of the subject matter of the Proposal (including numerous references throughout the Proposal to the Spokane River Dams and their environmental impact, which, as discussed in the Original Request, is subject to comprehensive oversight by both state and federal regulatory agencies, and on which an independent board chair would have no impact).

Thus, it continues to be the position of the Company, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(3), as being violative of Rule 14a-9.

C. The Proposal may be omitted pursuant to Rule 14a-8(i)(4) -*"Personal Grievance; Special Interest."*

As discussed in the Original Request, Rule 14a-8(i)(4) permits the omission of a shareholder proposal if the proposal is "designed to ... further a personal interest, which is not shared by other shareholders at large."

Proponent claims that, in 2007, the Company's Board of Directors "voted to adopt [his] amendment to the Company's Articles of Incorporation." This is not true. On January 2, 2007, the Company's Board of Directors determined to include a proposal (the "2007 Board Proposal") in its proxy statement dated March 30, 2007 (the "2007 Proxy Statement") regarding the declassification of the Board of Directors. However, this was *not* Proponent's proposal (the "2007 Osborn Proposal"). The 2007 Board Proposal contained none of the problematic language contained in the 2007 Osborn Proposal, and, in fact, Avista submitted a request for "no-action" to the Commission regarding the 2007 Osborn Proposal (*Avista Corporation* (Jan. 9, 2007)), specifically objecting to the same false, materially misleading, vague and irrelevant language that appears in the current Proposal. In addition, as permitted under Washington law, the Board remained neutral and made no recommendation either for or against the 2007 Board Proposal. The Proponent's statement that "it is inconsistent for the company to adopt my recommended reform one year, and then assert personal grievance the next" is either the result of ignorance of the actual facts surrounding the inclusion of the 2007 Board Proposal in the Company's Proxy Statement or an attempt to mislead the Staff. The Company has been entirely consistent in its response to the Proponent's false, misleading, vague and irrelevant supporting statements. Further, we note that we are not aware of any requirement for the Board of Directors to be consistent from year to year in its support or opposition to various shareholder proposals.

The fact that the Proponent uses the same arguments year over year to support different and unrelated corporate governance proposals demonstrates that Proponent's true objective is to cause the Company to cease or substantially reduce its use of the Spokane River Dams.

Thus, it continues to be the Company's position, with which we concur, that the Proposal may continue to be omitted under Rule 14a-8(i)(4).

II. Conclusion

Based upon the foregoing analysis, we again respectfully request that the Staff advise Avista that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2008 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (212) 259-7070 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Michael F. Fitzpatrick, Jr. at (212) 259-6670 or my associates, Samantha Dow, at (212) 259-6159 and Danielle Vilinsky, at (212) 259-7485.

Very truly yours,

DEWEY & LEBOEUF LLP, Counsel for
Avista Corporation

By J. Anthony Terrell

By: [signature]
Brian D. O'Neill

cc: Marian M. Durkin, Esq., Senior Vice President and General Counsel
Ms. Karen S. Feltes, Senior Vice President and Corporate Secretary
John Osborn, MD

Exhibit A

"Eastwood, Karen" <Kaeastwood@avistacorp.com>

Sent:02/12/2008 12:45 PM

To <sdow@DeweyLeBoeuf.com>

cc

bcc

Subject Avista Corp. request for no-action determination from SEC

From: John Osborn [mailto:John@WaterPlanet.ws]
Sent: Wednesday, February 06, 2008 6:26 AM
To: cfletters@sec.gov
Cc: CorpComm
Subject: Avista Corp. request for no-action determination from SEC

To: Office of Chief Counsel, Division of Corporation Finance, SEC

From: John Osborn, MD, Avista shareholder

cc: Avista Corporation

Re: response to Avista's Corporations' request for no action

Date: February 6, 2008

Ladies and Gentlemen:

On January 3, 2009, Avista Corporation requested that the staff of the Division confirm that it will not recommend any enforcement action to the Commission if Avista excludes my proposed shareholder resolution and supporting statement from its 2008 Proxy Statement.

The following are my responses to the three main assertions by the company.

1) Avista's request that my proposal may be omitted because of "absence of power/authority"

Avista writes:

> The Proposal contains a shareholder resolution urging that "the Board of Directors take the necessary steps to *require* that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company" (emphasis added). The Staff has stated its position that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under ule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportun ity or mechanism to cure a violation of the standard requested in the proposal." ...

I would accommodate substituting a word for "require" if this is necessary for the SEC.

2) Avista's request that my proposal may be omitted because of "violation of proxy rules"

Avista writes:

> Rule 14s-8(i)(3) Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." This includes Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. ...

Upon SEC request I will provide any additional documentation in support of my statement. But the main point is made clear in my supporting statement: the relationship between the company's decisions on a major issue confronting the company (in this instance, dam relicensing that could cost the company considerable sums of money and impact adversely its reputation) and corporate governance. As clinician and shareholder, I see the issue of Spokane River dams as symptomatic of underlying problems with corporate governance in need of remedy.

3) Avista's request that my proposal may be omitted because of "personal grievance; special interest"

Avista writes:

> Rule 14a-8(i)(4) permits the omission of a shareholder proposal if the proposal is "designed to ... further a personal interest, which is not shared by other shareholders at large." While the Proposal, on its face, addresses an issue of corporate governance, a significant portion of the argument focuses on the issue of Spokane River Dams, a highly localized issue that is of particular personal interst to the Proponent, but one that would not necessarily be of particular concern to shareholders at large.

I've selected the issue of Spokane River Dams to illustrate the more fundamental problem with corporate governance. Moreover, I have filed shareholder resolutions before, including with Avista.

On November 30, 2006, I filed a resolution proposing to declassify the board's annual elections, noting the support for this reform by several of Avista's larger shareholders (Lord Abbott, Vanguard, and Morgan Stanley). In my 2006 supporting statement, I also used the issue of Spokane River Dams to illustrate the need for reform. The response from Avista's Board of Directors to my previous resolution? On January 2, 2007, the Board voted to adopt my amendment to the company's Articles of Incorporation.

It is inconsistent for the company to adopt my recommended reform one year, and then assert personal grievance the next.

Thank you for your attention to this matter.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avista Corporation
Incoming letter dated January 3, 2008

The proposal urges the board to take the necessary steps to require that an independent director serve as chair of the board who may not simultaneously serve as Avista's chief executive.

We are unable to concur in your view that Avista may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Avista may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Avista may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Avista may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Avista may exclude the proposal under rule 14-8(i)(6). Accordingly, we do not believe that Avista may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Song Brandon
Attorney-Adviser

END